Exhibit 99.1

NewsRelease

TransCanada Disappointed with NEB’s Rejection of Mainline Tolls Decision Changes

CALGARY, Alberta – June 12, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada)  has received the National Energy Board (NEB)’s decision to reject TransCanada’s request for review and variance of the NEB’s previous decision released March 27, 2013 related to TransCanada’s 2012-2013 restructuring proposal for tolls and service on the Canadian Mainline.

On June 11, the NEB informed TransCanada that it is dismissing the company’s review and variance application in its entirety.  The NEB’s letter advised that its reasons for dismissing the application will follow at a later date.  Although the NEB dismissed the application, it set a separate process for consideration of the tariff revisions that were included in the review and variance application.

“We are very disappointed that the NEB rejected our review and variance application without the opportunity for a full hearing and without issuing rationale for its rejection,” TransCanada President and CEO Russ Girling said. “Our application was specifically designed to work within the new regulatory framework established by the NEB in its March 27 decision without trying to undo it.”

The NEB’s March 27 decision created a new model for the Mainline’s tolls that is a departure from what TransCanada applied for and from the regulatory framework that has been in place for decades.

In its review and variance application filed May 1, 2013, TransCanada asked the NEB to adjust the five-year Empress to Dawn toll from $1.42/GJ to $1.52/GJ as well as the other tolls that are derived from the long-haul toll, approve tariff revisions required for implementation of the decision model, establish a surcharge methodology for recovery of future new costs that may be imposed during the five-year fixed toll period and change the implementation date of the decision from July 1, 2013 to November 1, 2013.

TransCanada is considering its future options including potential appeal.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522